Exhibit 99.1

Contact:	Trinity Biotech plc Louise Tallon (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 TRIB@redchip.com

Trinity Biotech Enters Oncology Space with Acquisition of
Prostate Cancer Focused EpiCapture

DUBLIN, Ireland (October 25, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced the acquisition of EpiCapture Limited, a company developing a non-invasive test for monitoring the risk of aggressive prostate cancer.  This acquisition marks Trinity Biotech’s strategic expansion into the oncology diagnostics market.

Prostate cancer is the most common non-skin cancer among men in the U.S., with about 1 in 8 men diagnosed during their lifetime and the cost for diagnosis and treatment estimated at over approximately $10 billion annually. The ability to accurately monitor prostate cancer progression is critical, as the disease can often be slow-growing, and unnecessary invasive interventions, such as prostate biopsies, can lead to significant complications. The EpiCapture test could significantly reduce the frequency of these interventions, thereby improving the quality of life for patients.

EpiCapture’s innovative urine-based test is designed to reduce the need for repeated invasive prostate biopsies for patients undergoing active surveillance for prostate cancer. The test offers a breakthrough approach to monitoring disease progression by using epigenetic analysis to detect DNA methylation patterns that are indicative of high-grade cancer. A study published in The Journal of Clinical Oncology – Precision Oncology demonstrated that, when combined with the widely used prostate-specific antigen (PSA) test, EpiCapture’s test “correctly predicted all high-grade cancers.”

“We are delighted to make this strategic move into the oncology and molecular diagnostic spaces with the acquisition of EpiCapture,” stated John Gillard, President and Chief Executive Officer of Trinity Biotech. “This move supports our strategy of combining Trinity’s established capabilities with cutting edge technologies to address large scale, urgent and important clinical issues. In this case, our manufacturing expertise and New York State Department of Health-certified Immco reference laboratory will enable us to advance the development and commercialization of EpiCapture’s epigenetic analysis technology, an innovative solution with the potential to significantly impact the clinical management of prostate cancer, providing a less invasive and more accurate method of monitoring disease progression.”

Trinity Biotech plans to leverage its 30 years of experience in diagnostic product optimization and manufacturing to commercialize the EpiCapture test in the US while also exploring regulatory pathways for launching the test in additional markets.

Associate Professor Antoinette Perry of University College Dublin, inventor of the EpiCapture test, commented, “I’m thrilled that our EpiCapture monitoring technology for aggressive prostate cancer has found a strong partner for the next stage of its development. Trinity Biotech’s rich history of bringing innovative diagnostic solutions to global markets gives me confidence that the test will soon be improving the lives of patients, offering a less invasive option for monitoring their disease and I look forward to supporting the Trinity Biotech team in this mission.”

Trinity Biotech acquired EpiCapture for initial consideration of approximately $3 million, with an additional consideration of $0.5 million contingent on the achievement of future milestones. The initial consideration was paid through the issuance of approximately 1.7 million American Depository Shares (ADS) in Trinity Biotech.

EpiCapture is a spin-out company of NovaUCD, part of University College Dublin.

Separately, Trinity Biotech also today announced a strategic investment in Novus Diagnostics – a copy of the press release relating to the investment can be found on our website www.trinitybiotech.com.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.